Exhibit 99.2
Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Named Best Financial Crime Prevention Solutions Provider in
2012 Banking Technology Readers’ Choice Awards

NICE Actimize fraud and AML solutions provide a common framework for full-lifecycle detection, investigation and reporting of financial crime

NEW YORK - December 18, 2012 - NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that it has been ranked as the Best Financial Crime Prevention Product or Service provider in Banking Technology magazine's Readers’ Choice Awards 2012. The Banking Technology Awards are a premier award recognizing excellence in the use of IT in financial services.

The 2012 Banking Technology Awards consisted of a total of 25 awards across both judged and Reader’s Choice categories. While the judged awards focused on financial institution initiatives, the Reader’s Choice category focused on product and service technology vendors, and the publications’ subscribers were asked to vote for what they consider to be the best systems across the nine product areas identified.

“Increased regulatory pressures are strengthening the argument for a company-wide approach to financial crime,” according to David Bannister, editor, Banking Technology Magazine. “And the financial crime prevention award category identifies leadership in the information technology support of delivering excellence in this category. The votes from our magazine readers reflect a real support for the winners, and they can be very proud to have such backing from their users.”

The NICE Actimize financial crime prevention solutions provide a common framework for full-lifecycle detection, investigation and reporting of financial crime. With its customer-centric, enterprise-wide financial crime prevention capabilities, NICE Actimize enables financial institutions to manage money laundering risks, emergent fraud threats and compliance risk, while streamlining processes, and improving the financial institution’s ability to serve its customers.

Each of NICE Actimize’s anti-money laundering and fraud prevention solutions are designed to function independently yet support a company’s larger enterprise financial crime prevention strategy with a shared technology platform, offering IT cost benefits, operational efficiencies and performance benefits when compared to integrating disparate systems.

“We continue to invest in developing innovative financial crime prevention solutions in order to stay ahead of the challenges facing the industry. This prestigious award, made even more valuable by the fact that it was a direct result of voting of readers of the publication, is continued proof of the success of our solutions,” said Amir Orad, president and CEO NICE Actimize. “We thank the readers of Banking Technology for demonstrating their confidence in our technology and services in financial crime prevention.”

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.